Mail Stop 3561

July 24, 2009

Mr. Mark S. Robinow
Chief Financial Officer
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

>    **Re:**  **Kona Grill, Inc.**
>          **Form 10-K for the year ended December 31, 2008**
>          **Filed March 17, 2009**
>          **File No. 001-34082**

Dear Mr. Robinow:

We have reviewed your response letter dated July 21, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Notes to the Financial Statements

- General

1. We note from your response to our prior comment 3 that promotional giveaways of food and beverages are not recorded as sales. Please tell us, and disclose in your accounting policy in future filings, how you account for promotional giveaways of food and beverage (i.e., record as expense) and the line item on the statement of operations where the amount is recorded.

Note 3. Investments, page F-11

2. We note from your response to our prior comment 4 that you elected to apply the provisions of SFAS No. 159 at the initial recognition of the put option. Please tell us, and disclose in future filings, management's reasons for electing the fair value option allowed under SFAS No. 159. See disclosure requirements in paragraph 18 of SFAS No. 159.

********

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(480) 991-6811